UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Closing of Private Placement

As previously disclosed on a Current Report on Form 6-K filed by Haoxi Health Technology Limited (the “Company”) with the U.S. Securities and Exchange Commission on October 17, 2025, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) on October 13, 2025. Pursuant to the SPA, the Company agreed to sell an aggregate of 5,217,391 Class A ordinary share of the Company, par value $0.0025 per share (the “Shares”), at a purchase price of $0.23 per Share (the “Offering”). The net proceeds to the Company from such Offering shall be used by the Company for working capital and general corporate purposes.

The closing of the Offering and sale of the Shares occurred on October 22, 2025, when all the closing conditions of the SPA have been satisfied. The Company issued the Shares in exchange for gross proceeds of $1.2 million, before the deduction of customary expenses.

The Shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933. Following the closing of the Offering, the Company has an aggregate of 7,503,028 Class A ordinary shares, and 690,800 Class B ordinary shares, each with a par value of $0.0025, issued and outstanding as of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

By:	/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer

Date: October 24, 2025

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